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                                                                    Exhibit 99.2



[EQUITY INVESTMENT IN HANARO TELECOM]

On May 21, SK Telecom BOD has decided to purchase 3% of Hanaro Telecom shares. The purchase is valued at approximately 39 billion won (Total number of shares purchased: 13,870,000 / Transaction price: 2,830 won per share)


BACKGROUND BEHIND THE ACTION
Considering the evolving direction of various business models from convergence of fixed and wireless services, it is our belief that we need to be in alliance with any business partners including KT or Hanaro Telecom for the business item which would meet customers' needs and produce synergy. To respond proactively to the converging environment and to provide customers with right services in a timely manner, we have determined that it was necessary to maintain the relationship with Hanaro Telecom.

Under the strategy, we believe it was important to keep our Board membership in Hanaro Telecom going forward and thus we tried to raise our equity portion in Hanaro Telecom to around 5% level from the previous 1.78%, given that our equity portion in Hanaro Telecom was 5.41% before the foreign capital injection to Hanaro Telecom in November 2003

In addition, we believed that it was the right time to execute this strategy considering the current share price of Hanaro Telecom.